Exhibit 99.1

i-80 Gold Announces Filing of Short Form Base Shelf Prospectus

RENO, Nev.,  July 4, 2022 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") has announced that, as required under the Company's previously completed financing, it has filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement on Form F-10 (the "Registration Statement") with the U.S. Securities and Exchange Commission (the "SEC") under the U.S./Canada Multijurisdictional Disclosure System.

"The filing of the base shelf prospectus is a routine filing that fulfills a contractual obligation related to a previously completed financing arrangement. The Company currently has a robust cash and restricted cash balance of approximately US$130 million and we are not actively raising new capital at this time.", commented Ryan Snow, i-80's Chief Financial Officer.

The Registration Statement filed with the SEC has not yet become effective. No securities may be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The base shelf prospectus and the Registration Statement contain important detailed information about the Company. A copy of the base shelf prospectus can be found on SEDAR at www.sedar.com and a copy of the Registration Statement can be found on EDGAR at www.sec.gov. A copy of the base shelf prospectus and Registration Statement may also be obtained from the Corporate Secretary of the Company at 1100 Russell Street, Thunder Bay, Ontario, P7B 5N2.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio anticipated to be processed at the centrally located Lone Tree processing facility and autoclave.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, actual production results and costs, results of operation outcomes and timing of updated technical studies at the Company's mineral projects,  timing to advance mineral projects to production and advance permitting and feasibility work on the on its mineral projects  and future production, development and exploration results. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated  results or results that would justify and support continued exploration, studies, development or operations. For a more detailed discussion of such risks and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, refer to i-80's  filings with Canadian and United States securities regulators, including the most recent Annual Information Form, available on SEDAR at www.sedar.com  and on the SEC's website at www.sec.gov

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SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: Please contact: Ewan Downie - CEO; Ryan Snow - CFO; Matthew Gollat - EVP Business & Corporate Development, info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 04-JUL-22